AMEX:WTZ

    TSX:WTC

July 29, 2003

              Release 10-2003

PEÑASQUITO PROJECT:

RESULTS OF REVERSE CIRCULATION DRILLING PROGRAM

EXTEND KNOWN AREAS OF MINERALIZATION

Shallow High-Grade Mineralization Intersected at Outcrop Breccia; Drilling Resumes.

Western Silver Corporation (“Western Silver”) today announced results from the recently completed reverse circulation drill program at its wholly owned Peñasquito precious and base metal project in Mexico.

Significant near surface gold and silver values were intersected in five holes drilled west of the small hill forming part of the Outcrop Breccia. The drill holes were located 1,700  meters northwest from Chile Colorado. The best values were obtained from drill hole S-09 which intersected averages of 0.58 grams of gold per tonne and 112 grams of silver per tonne over 30 meters and 1.21 grams of gold per tonne and 124 grams of silver per tonne over 32 meters.

Results from these drill-holes, along with previous drilling by Kennecott, indicate that the Outcrop breccia is highly prospective for near surface oxide and sulphide mineralization similar in size and grade to Chile Colorado. Two drills, one RC and one core, began drilling last week to define the extent of this mineralization.  Details of the RC drilling are discussed below.  A map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com

The Peñasquito Project encompasses more than 95,000 acres (38,400 hectares). On July 22, 2003, the company released results of an independent scoping study on a portion of the property known as the Chile Colorado Zone showing a significant silver deposit mineable at current world prices. The study recommended the Chile Colorado deposit proceed to feasibility. The results announced today point to significant silver-gold-lead-zinc mineralization on other portions of the Peñasquito property.

“It is encouraging to find these results over such a wide area,” says Tom Turner, Western Silver’s Manager of Mexican Exploration. “The spatial distribution of the targets coupled with the known mineralization leads us to believe we are in the early stages of identifying a new silver-gold-lead-zinc district, which encompasses Chile Colorado and other areas of the Peñasquito property”.

“We have a systematic plan going forward to define the nature and extent of the mineralization over the entire property over the next 12 months which will include systematic drilling that will tie together the emerging geological model. The near surface oxide mineralization is significant to the overall plans of the company and the economics of the Chile Colorado deposit, as set out in detail in the scoping study.” says Turner.

Results in detail

Nine geochemical and hydrothermal alteration targets were tested on the property over a wide area (12 kilometers east-west and 3 kilometers north-south) at, among others, Peñasco West, El Sotol, La Palma and Colorado Sur. Six of the nine targets warrant additional drilling, which is already underway.

Peñasco West.  A total of five RC holes were drilled at Peñasco West. RC holes S-06 to S-10 were drilled to test the west side of the Peñasco Hill, which is the only outcrop on the Peñasquito property.  The Peñasco outcrop covers an area of about 40 x 40 meters and is composed of milled felsic diatreme breccia cut by sheeted felsic porphyry dikes that strike both southwest and northwest with steep southerly dips.  This outcrop is part of the Outcrop Breccia Pipe that is about a kilometer in diameter and is known to host mineralization at depth to both the northeast and southeast of the outcrop.  This mineralization is hosted in or close to felsic intrusives that cut the milled breccia.  Two of Kennecott’s drill holes, (PN-10 and PN-14), pass beneath the breccia outcrop and cut thick intervals of low grade Au-Ag mineralization.  Four samples from small dumps adjacent to the outcrop yielded anomalous to ore grade Au-Ag assays ranging from 0.15-2.60 g/t gold and 25-800 g/t silver.

S-09, collared 50 meters west of the outcrop at Peñasco Hill, cut oxidized milled felsic breccia from 10- 32 meters and a felsic quartz porphyry intrusive from 32 meters to hole bottom at 100 meters.  Oxidation extends from 10 to 44 meters.  Both the breccia and intrusive are quartz-sericite-pyrite altered and mineralized.  The oxidized interval (30 meters averaging 0.58 g/t gold and 112 g/t silver) contains a 6 meter higher grade zone from 36-42 meters averaging 1.86 g/t gold and 357 g/t silver.  The sulphide intercept remains open to depth and the last 6 meters from 94 – 100 meters averages 4.3 g/t gold, 357 g/t silver, 0.82% lead and 0.82% zinc. The hole is currently being deepened by core drilling.

The other 4 holes drilled at Peñasco West all contain mineralized intercepts. Of particular note is S-07, 50 meters east of S-9, that intersected 6 meters of 0.60 g/t gold and 54 g/t silver directly above a stope at 40 meters where the hole was lost.

Other targets tested

In addition to the the target at Peñasco West, eight other targest were tested. Five of these will require further testing,

El Sotol. Two holes, S-14 and S-15, were drilled along the El Sotol fault, 2,500 meters northwest from Chile Colorado. The fault is a 200-meter wide alteration zone as defined by Rotary Air Blast (RAB) drill holes that trends east-northeast across the northern part of the Peñasquito property for at least three miles.  Hole S-15, collared to test a RAB geochemical anomaly, intersected a thick zone of both oxide and sulphide mineralization.  The 52 meter sulphide interval, beginning at 66 meters and extending to hole bottom at 118 meters, contains 0.32 g/t gold, 20 g/t silver, 0.38 % lead and 0.68 % zinc.  The precious-base metal content generally increases downhole: the last sample from 116-118 meters assays 0.37 g/t gold, 42 g/t silver, 0.70 % lead and 1.54% zinc.

Holes PN-40 and MHC-13, located 250-350 meters to the southeast, both intersected 30-70 meter intervals of similar mineralization.  S-15 will be deepened by core drilling and a series of RC holes on 50 to 100 meter centers are planned to further test the Sotol alteration system.  Hole S-14, drilled approximately 600 meters northeast of S-15, does not contain significant values.

La Palma.  Four holes (S-5, S-11, S-12 and S-13) were drilled approximately 1,700 meters north from Chile Colorado to test geochemical/alteration anomalies north of La Palma discovery hole WC-63.  Hole S-12, collared approximately 150 meters northwest of WC-63, intersected a 13 meter oxide interval beginning at 29 meters that averages 0.22 g/t gold and 21 g/t silver.  Hole S-5, S-11 and S-13, drilled from 150 to 450 meters north to northeast of WC-63, do not contain significant values.

Colorado Sur. Hole S-01 was collared approximately 750 meters southwest of the center of the Chile Colorado deposit to test a Ag-Pb-Zn geochemical anomaly with coincident alteration.  Two zones of sulphide mineralization hosted in hydrothermal alteration similar to the Chile Colorado deposit were intersected.  The best interval was from 64-68 meters and averaged 0.19 g/t gold, 39 g/t silver, 0.87 % lead and 1.85% zinc.  The occurrence of sulfide mineralization with Chile Colorado style alteration at shallow levels is significant because of its proximity to the Chile Colorado deposit.  A series of RC holes on 50 to 100 meter centers is planned to further delineate the target and identify the best area for a diamond core drill test.

Cedros Target (not shown on map). Four holes (S-18 through S-21) were drilled at the Cedros prospect, located to the immediate south of the village of Cedros about 10 kilometers west of Chile Colorado.  Each hole cut 12 to 18 meter intervals of a subcropping breccia unit first identified in hand-dug trenches. The bedded breccia contains abundant quartz-feldspar intrusive material that is interpreted as an explosive breccia apron possibly related to a nearby breccia pipe similar to the Outcrop or Azul breccias at Peñasquito. A ground magnetics survey is in progress to define two potential breccia targets in close proximity to the breccia apron for additional RC drill testing.

99 Anomaly Target.  The 99 Anomaly is 300 meters southeast of the Chile Colorado deposit. This target is a RAB silver geochemical anomaly with coincident Chile Colorado style hydrothermal alteration that has a minimum 400 meters northeast strike length.  It was tested with a single 100 meter RC hole (S-03) that cut 46 meters of Chile Colorado style hydrothermal alteration with weak irregular zinc-lead veinlets.  The style and extent of the alteration shell combined with weak Pb-Zn mineralization and its proximity to Chile Colorado are significant.  A series of RC holes are planned on 100 meter centers to further test the 99 target and identify the optimum location for a diamond core drill test.

Plans.

The exploration program at Peñasquito is ongoing. The current two-rig RC and core drilling program will include:

·

Grid drilling the Peñasco West target, adjacent to hole S-9, to evaluate both oxide and sulphide potential.

·

Deepening and offsetting hole S-15 on the El Sotol fault.

·

Core drilling the area around discovery hole WC-63 at La Palma to define the extent of high-grade mineralization.

·

Drilling additional holes at the Colorado Sur, Anomaly 99 and Cedros targets.

Dr.Thomas Patton is the qualified person responsible for the preparation of this release.

Western Silver Corporation is a Canadian-based mineral exploration company focused on exploring and developing properties in Mexico and Canada. The company’s Chile Colorado deposit, located within its 100%-owned Peñasquito project, has been independently confirmed as one of the largest silver resources in the world. Western Silver also has an interest in the San Nicolas Zinc-Copper project together with Teck Cominco and owns the Carmacks Copper Project in the Yukon. In addition, Western Silver has three joint venture agreements for exploring large properties in central Mexico; two with Apex Silver Mines Limited and one with Anglo American Mexico. Its shares trade on the Toronto (TSX:WTC) and American (AMEX:WTZ) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

RC DRILL PROGRAM – SIGNIFICANT INTERCEPTS

Hole	Interval			Au	Ag	Pb	Zn
	From-to (m)	(m)	(ft)	(g/t)	(g/t)%		%

S-01	64 – 68	4	13.1	0.19	39	0.87	1.85
	80 – 94	14	45.9	0.11	12	0.20	0.45

S-04	30 – 38*	8	26.2	0.41	7	0.36	0.26

S-06	22 – 50 *	28	91.8	0.19	39	0.65	0.13
	68 – 88 *	20	65.6	0.05	22	0.43	0.43

S-07	34 – 40	6	19.7	0.60	54	0.74	0.21

S-08	42 – 62	20	65.6	0.60	51	0.38	0.69

S-09	14 – 44 *	30	98.4	0.58	112	0.71	0.38
Includes	36 – 42 *	6	19.7	1.86	357	0.77	0.08
	68 – 100	32	105.0	1.21	124	0.38	0.37
Includes	94 – 100	6	19.7	4.30	357	0.82	0.82

S-10	6 – 100 *	94	308.3	0.08	16	0.33	0.51
Includes	8 – 22 *	14	45.9	0.11	42	0.66	0.20

S-12	29 – 42*	13	42.6	0.22	21	0.47	0.44

S-15	28 – 66 *	38	124.6	0.40	29	0.64	0.66
	66 – 118	52	170.6	0.32	20	0.38	0.68

* oxide mineralization

Note: Holes S-02, S-03, S-05, S-11, S-13, S-14 and S-16 to S-21 do not contain significant mineralization.

 All core samples were prepped and analyzed by Acme Analytical Labs. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings